UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MUELLER WATER PRODUCTS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	0001-32892	20-3547095
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1200 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(Address of Principal Executive Offices)

Keith L. Belknap: (770) 206-4200
(Name and telephone number. including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Item 1.01 - Conflict Minerals Disclosure and Report.
Mueller Water Products, Inc. ("Mueller") is furnishing this report to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The term "conflict mineral" is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (tin, tantalum and tungsten and gold), unless the Secretary of State determines that additional minerals or their derivatives are financing conflict in the Democratic Republic of Congo or an adjoining country. The Rule imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products.
Reasonable Country of Origin Inquiry. Individuals with primary responsibility for purchasing materials and components at each of Mueller's business units conducted a reasonable country of origin inquiry with respect to products Mueller manufactured or contracted for manufacture during calendar 2016 (the "Reporting Period"). The scope of the inquiry included all (i) foreign suppliers and (ii) domestic suppliers from whom Mueller's primary business units purchased in excess of a minimum value threshold of materials and components during the Reporting Period. Supplier engagement included, among other efforts, delivery of (A) an introductory email requesting information concerning the presence of conflict minerals in the supplier's goods and (B) subsequent emails and phone calls intended to prompt non-responsive suppliers to respond.
Conflict Minerals Disclosure. Based on the results of its reasonable country of origin inquiry, Mueller has determined that, with respect to necessary conflict minerals in products Mueller manufactured or contracted for manufacture during the Reporting Period, Mueller has no reason to believe its necessary conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country.

The information discussed above is also available at www.muellerwaterproducts.com/conflictmineralsdisclosure. The website and information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 - Exhibit.
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2017	MUELLER WATER PRODUCTS, INC.

	By:	/s/ Evan L. Hart
Evan L. Hart
Senior Vice President and Chief Financial Officer